

November 25, 2013

Via E-Mail
Mr. Neil Cole
Chief Executive Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

      Re: Iconix Brand Group, Inc.
              Form 10-K for the Year Ended December 31, 2012
              Filed February 28, 2013
              File No. 001-10593

Dear Mr. Cole:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012
Consolidated Financial Statements
Consolidated Balance Sheets, page F-3
Consolidated Statements of Cash Flows, page F-8

1. The balance of "cash and cash equivalents" as presented on your balance sheets should be the same amounts as those presented in your statements of cash flows. Please ensure that these balances are consistent in future filings. Refer to ASC 230-10-45-4 through 45-6. To the extent that the amounts described as restricted cash meet the definition of either cash or cash equivalents in ASC 230-10-20, please tell us how you reached this conclusion. Please disclose in a footnote to your financial statements the nature and duration of the restrictions on your restricted cash. In doing so, please also ensure that the differences between restricted cash included in and excluded from cash and cash equivalents are clearly conveyed. Please provide us with your proposed revised presentation and disclosures.

2. Please tell us the nature of the amounts included in the "net distributions (to) from equity partners" line item shown in the investing activities section of the statement. Please explain why both the cash inflows and the cash outflows represent investing activities. Please also explain how they qualify for net rather than gross presentation. Refer to ASC 230-10-45-7 as well as ASC 230-10-45-11 through 45-13.

Form 8-K filed October 30, 2013

3. In presenting reconciliations from your non-GAAP measures to the comparable GAAP measures, you often present several reconciling items in one adjustment line item. In the future, please revise to present each material adjustment separately, so that a more useful reconciliation may be provided. Please provide us with the revised presentations that you will include in future reconciliations for each applicable non-GAAP measure.

4. Based upon your disclosures regarding EBITDA and free cash flow, including their usefulness in evaluating your ability to meet future debt service requirements, investing and capital expenditures, it appears that these measures are non-GAAP liquidity measures. In the future, please also reconcile each of these non-GAAP measures to cash flows provided by operating activities for each period presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining